MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER 2005

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with unaudited Consolidated Financial Statements for the three months ended March 31, 2005, the six months ended June 30, 2005 and the nine months ended September 30, 2005, the MD&A for the three and six months ended March 31, 2005 and June 30, 2005, the MD&A for the year ended December 31, 2004; the audited Consolidated Financial Statements for the year ended December 31, 2004; and the Revised Annual Information Form dated June 29, 2005. The information in this document is provided as of November 23, 2005.

Overview

RS develops products and markets engineered solutions, developed with its proprietary input materials, equipment and processes to industrial and commercial customers worldwide. The foundation of these solutions is the Company’s patented polyurethane resin system ("Version™"). RS is continuously building on this foundation through additional patent pending and trade secret knowledge.

Sales and Marketing

During the quarter, the Company has built its backlog in a number of areas, with the following significant announcements.

In August 2005, RS acquired approximately one-half of Bazalt Inwestycje (Bazalt), a European Union (EU) company.  Bazalt will pursue market opportunities in the EU and adjacent former eastern bloc countries for the sale of RS’s Version™ resin and products. Bazalt has received an order to supply US$45 million of industrial conveyor system rollers made from Version™ resin to a domestic EU mining conglomerate.  However, RS will pursue sales of RStandard™ modular composite utility poles directly.

RS has advanced $870,825 (US$750,000) for the purpose of establishing the Bazalt production facility.  This advancement is on a credit facility provided by each of Bazalt’s equity holders in the amount of $2,176,312 (USD$1,875,000).

During the quarter, the Company shipped its first full container load of RStandard utility poles to its licensee, Armor Utilities Structures Pty Limited, in Australia.

Subsequent to September 30, 2005, the Company entered into a cooperation and initial purchase agreement with two Chinese Utility companies to supply utility poles for use in China’s expanding power grid.  RS expects to start monthly shipments of the utility poles in Q1 2006, once product approval is received from Chinese authorities.

Financing

During the quarter, the Company undertook the following financing activities:

In August 2005, RS issued 2,290,964 common shares pursuant to the exercise of common share purchase warrants at an exercise price of $1.65 per share for total proceeds of $3,780,091.  The common share purchase warrants were originally issued pursuant to a private placement completed February 14, 2005.

In September 2005, RS announced its intention to sell by way of private placement, up to $25,000,000 of unsecured convertible debentures due five years from the closing date, which bear interest at 8.5% per annum.  The Company had received $2,360,000 in subscription receipts at September 30, 2005.

Production Facility

In August 2005, RS completed the installation of its first automated filament winding cell in its Calgary facility and is completing trial runs and final computer integration of all production steps for each individual mandrel. The Company is also proceeding with the installation of its second cell.   When the second cell is completed the Calgary facility will be one of the largest capacity composite material production facilities in the world with the ability to produce approximately $60 million in sales of utility poles once the plant reaches full, three shift capacity.

Leadership

In August 2005, RS appointed Robert Schaefer, C.A. to the position of Chief Financial Officer.  In October 2005, Scott Terhune was appointed to the position of Senior Vice President, Production.

Selected Financial Information

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Product Revenues	$245,647	$48,042	$555,332	$362,609
Net Loss	(4,898,757)	(3,392,244)	(13,403,028)	(9,020,985)
per share	(0.06)	(0.06)	(0.17)	(0.15)

			September 30, 2005	December 31, 2004
Total assets			$19,703,590	$9,229,248
Total long-term liabilities			3,753,818	606,362
Working capital			2,684,179	1,384,417

The Company’s revenues for the third quarter were $245,647 compared to $48,042 in 2004, comprised primarily of a $134,808 increase in utility product sales. Revenues for the nine month period were $555,332 compared to $362,609 in 2004.  This increase includes a $277,389 increase in utility product sales.

Net loss for the third quarter was $4,898,757 or $0.06 per share compared to $3,392,244 or $0.06 per share in 2004.  The net loss for the third quarter included a $824,520 (61%) increase in direct and product development costs and a $698,275 (64%) increase in general and administrative costs.  Net loss for the nine month period was $13,403,028 or $0.17 per share compared to $9,020,985 or $0.15 per share in 2004.  The net loss for the nine month period included a $2,482,863 (76%) increase in direct and product development costs and a $1,271,484 (34%) increase in general and administrative costs.

Total assets for the nine month period ended September 30, 2005 have increased from the prior year by $10,474,342 due mainly to the Calgary production expansion of $6,622,709 and debenture receipts of $2,360,000.

Long-term liabilities have increased by $3,147,456 or 519% from the prior year due to the deferred gain on sale of land and building in 2005 of $775,538 and debenture receipts of $2,360,000.

Working capital has increased by $1,299,762 or 94% from the year ended December 31, 2004 due to proceeds from issue of share capital during the nine month period ended September 30, 2005.

RESULTS OF OPERATIONS

Revenues:

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Product Revenue	$245,647	$48,042	$555,332	$362,609
Other income	45,209	96,091	171,522	134,647
Total Revenue	$290,856	$144,133	$726,854	$497,256

Percent Change	1.018000		0.461700

The Company’s market development and sales efforts for the quarter ended September 30, 2005 has been focused in the areas of utility pole and resin sales for pultruded products. The Company has continued to build its backlog in sales and expects to see material increases in revenues over the near term with the addition of the Calgary production facility.

Quarter ended September 30, 2005

Revenue from product sales increased 411% compared to the third quarter of 2004.  Product revenue for the first nine months of 2005 increased 53% from the same period in 2004.  The product mix has changed from the previous periods with the major difference being a 100% increase in utility pole sales in the nine months of 2005 compared to the previous nine month period.

Other income included interest earned during the quarter ended September 30, 2005.  Interest income was $40,282 compared to $29,879 (September 30, 2004).   Interest income increased in 2005 by 74% from 2004.

Operating Expenses:

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Cost of sales	$228,155	$51,820	$456,244	$154,716
Direct and product development	2,184,580	1,360,060	5,731,846	3,248,983
Marketing and business development	665,443	351,956	2,104,915	789,275
General and administrative	1,796,481	1,098,206	4,970,945	3,699,461
Stock based compensation	128,325	285,221	265,022	925,027
Interest and other charges	7,881	23,925	33,690	24,547
Amortization of capital assets	201,395	219,030	606,978	448,993
Amortization of intangibles	-	146,159	-	227,239
(Gain) on sale of capital assets	(22,647)	-	(39,758)	-
Total Operating Expenses	$5,189,613	$3,536,377	$14,129,882	$9,518,241

Percent change	46.75%		48.45%

Cost of Sales:

Cost of sales of $228,155 has increased over the third quarter 2004 by $176,335 (340%) in line with the increase in sales.  Cost of sales has likewise increased in the first nine months of 2005 due to the overall increase in sales.

Direct and product development:

The increase in direct and product development costs is related to costs incurred in product development work for several potential customer orders and start-up of the Calgary plant in the third quarter of 2005.  The Company wrote down finished goods inventory in the amount of $183,873 that was included in the third quarter of 2005.  Direct and product development costs for the first nine months of 2005 increased by 76% from the same period in 2004.

Marketing and business development:

Marketing and business development expenditures increased in the third quarter from $351,956 (September 30, 2004) to $665,443 (September 30, 2005) due to the increased business focus on market entry and development in utility poles and pultruded product markets.  During 2005, the Company entered into negotiations with various parties to establish manufacturing facilities based in foreign countries and incurred expenditures of $415,997. For the first nine months of 2005 marketing and business development expenditures increased by 167% from the same period in 2004.

General and administrative:

General and administrative costs are higher in Q3 2005 compared to Q3 2004 ($1,796,481 and $1,098,206, respectively) primarily due to personnel added to prepare for the Company’s ramp-up in production.  General and administrative costs for the first nine months of 2005 increased by 34% from the same period in 2004.

Stock Based Compensation:

Stock based compensation was lower in Q3 2005 compared to Q3 2004 ($128,325 and $285,221 respectively) due to fewer options granted and vested in 2005.  Stock based compensation for the first nine months of 2005 decreased by 71% from the same period in 2004 due to fewer options granted and vested in 2005.

Amortization:

Total amortization expense (capital assets and intangibles) decreased during the third quarter 2005 compared to the third quarter, 2004 by $163,794 due to an impairment charge recorded in the last quarter of 2004.  Total amortization expense decreased by 10% in the first nine months of 2005 compared to the first nine months of 2004 for the same reason.  Amortization of capital assets increased by $157,985 (35%) in the first nine months of 2005 compared to the first nine months of 2004 due to increased plant equipment.

Gain on sale of property, plant & equipment:

During the second quarter of 2005, the Company sold land and building for $4,000,000 and immediately leased back the property.  The Company realized a gain of $905,885 which is being recognized over the term of the ten year lease.  As a result, $39,758 has been recognized as gain on sale in the nine month period ended September 30, 2005.

Liquidity and capital resources:

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a “Going Concern” note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. In February 2005, the Company completed a private placement for gross proceeds of $9,999,920.  The associated transaction costs related to the private placement were $569,677. In the second quarter of 2005 the Company issued common shares pursuant to the exercise of common share purchase warrants which generated total proceeds of $4,921,771 and in the third quarter of 2005 the exercise of common share purchase warrants were exercised for total proceeds of $3,780,091.  On October 6, 2005 the Company issued $25,000,000 of unsecured convertible debentures.  The associated transaction costs related to the debentures were $1,428,725.

The Company intends to secure additional funding in the next six months through the issuance of securities via private placements and through the exercise of outstanding common share purchase warrants. As a result of the February 2005 private placement, there are 2,056,827 outstanding warrants with an exercise price of $2.00 per share if exercised on or before February 14, 2006 and an additional 667,059 outstanding broker warrants with an exercise price of $1.15 that expire August 14, 2006. The full exercise of the outstanding warrants would generate proceeds of $4.8 million.

Capital expenditure program:

The Company expects to continue to have capital additions related to continued expansion of the Calgary production facility during the next fiscal year and will finance these capital expenditures through proceeds from security issuances.

Contractual obligations:

The Company has entered into commitments related to office leases as well as capital leases to finance office furniture and plant equipment.  The minimum rent and lease payments payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

Expected Payment Date
Obligation	2006	2007	2008	2009	2010	Thereafter	Total
Operating Leases	$ 651,770	$ 516,148	$ 493,137	$ 498,894	$ 498,894	$ 1,738,407	$ 4,397,250
Capital Leases	$ 101,668	$ 60,370	$ 26,481	Nil	Nil	Nil	$ 188,519
Equipment Commitments	$ 1,200,000	Nil	Nil	Nil	Nil	Nil	$ 1,200,000

In connection with the investment in Bazalt, each shareholder has provided Bazalt with a credit facility of $2,176,312 (USD$1,875,000) when required.  The amount advanced by the Company to Bazalt as of September 30, 2005 was

Summary of Results by Quarter

	Three months ended
	September 30, 2005	June 30,*2005	March 31,*2005	December 31,*2004
Product Revenue	$245,647	$226,734	$82,951	$12,761
Net Loss	(4,898,757)	(4,634,285)	(3,869,987)	(5,792,669)
Basic loss per share1	(0.06)	(0.06)	(0.05)	(0.07)

	Three months ended			4 Months ended
	September 30, 2004	June 30, *2004	March 31,*2004	December 31,*2004
Product Revenue	$48,042	$113,414	$201,153	$453,156
Net Loss	(3,392,244)	(2,743,049)	(2,885,692)	(3,136,457)
Basic loss per share1	(0.06)	(0.05)	(0.05)	(0.07)

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

NEW ACCOUNTING PRONOUNCEMENTS

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board (AcSB) has issued sections:

•

1530, Comprehensive Income;

•

3855, Financial Instruments — Recognition and Measurement; and

•

3865, Hedges.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

•

financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

•

certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of “other comprehensive income”. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard. We have not assessed the future impact on the financial statements of the Company at this time.

The AcSB issued Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

•

the transaction lacks commercial substance;

•

the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•

neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or

•

the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Risks

As at September 30, 2005, there was no material change in the Company’s risks or risk management activities since December 31, 2004. RS’ risk management activities are conducted according to policies and guidelines established by the Board of Directors of the Company. Readers should refer to the Company’s revised annual information form dated June 29, 2005 2004 AIF and the risk management section of the Company’s 2004 annual MD&A.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Significant accounting policies and methods used in preparation of the financial statements are described in note 2 of the 2004 Consolidated Financial Statements.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the September 30, 2005 Interim Consolidated Financial Statements.

Change in accounting policy - Consolidation of Variable Interest Entities

During the quarter ended September 30, 2005, the Company purchased 49% of a Polish company called Bazalt Inwestycje, (“Bazalt”).  Bazalt is a company incorporated in Poland and has purchased land and building to construct production facilities to manufacture composite products and related raw materials.  The Company has advanced Bazalt the majority of its financing.  As a result of this investment, the Company adopted the revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”.  AcG-15 provides guidance for applying consolidation principles to certain entities (defined as VIEs) that are subject to control on a basis other than ownership of voting interests.  An entity is considered a VIE when, by design, one or both of the following conditions exist:  (a) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  As a result of the Company having the exposure to the majority of the expected losses and/or expected residual returns of the VIE, AcG-15 requires the Company to consolidate the accounts of Bazalt and the consolidated financial statements of the Company include the assets, liabilities, and operations of Bazalt.

Going Concern

We are in the commercialization stage of our resin and end-product business and therefore, are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. As a result, the interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.

To date, the Company has financed its activities through the issuance of shares and debt funds from shareholders and investors, and to continue to operate as a going concern, future financing is required in order to fund operating costs as they come due. Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations, instead of outside financing.  The outcome of these matters is uncertain and cannot be predicted at this time.  Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Revenue Recognition

Revenue from product sales is recognized upon passage of title, since at that time the risk and reward of ownership has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete.  At that time, the Company has no further performance obligations other than its standard manufacturing warranty.

The Company sells nearly all its products on an “F.O.B. Plant” basis and all the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

Interest income from investments is recognized as it is earned.

Bad Debt Provision

We record a bad debt provision related to accounts receivable that are considered to be impaired.  The provision is based on our knowledge of the financial condition of our customer, the aging of the receivables, the current business environment, and historical experience.  If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers.  A change to these factors could impact the estimated provision and the bad debt expense recorded in general and administrative expense.

Inventories

Raw materials are stated at the lower of weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

Long-lived Assets

We perform our annual impairment test on long-lived assets in the fourth quarter of each year and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred.  We estimate the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts.  The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate.  Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions.  A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.  We recorded long-lived asset impairment charges in 2004.  Future impairment tests may result in further impairment charges.

Research and development

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  No amounts have been capitalized.

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Note regarding forward-looking statements

Certain information regarding RS set forth in this document, including management’s assessment of the Company’s plans and future operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources. Many of these risks and uncertainties are described in RS’s revised annual information form dated June 29, 2005, RS’s management and discussion analysis and other documents RS files with securities regulatory authorities. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein except as required by applicable securities laws.